UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2018

Commission file number: 001-38514

Puxin Limited

(Exact Name of Registrant as Specified in Its Charter)

Floor 16, Chuangfu Mansion, No. 18 Danling Street, Haidian District

Beijing, 100080, the People’s Republic of China

+86 10 8260 5578

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F  ☒          Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press Release

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Puxin Limited
Date:	August 23, 2018	By:	/s/ Yunlong Sha
			Name:	Yunlong Sha
			Title:	Chief Executive Officer and Chairman

Exhibit 99.1

Puxin Limited Announces Second Quarter 2018 Unaudited Financial Results

BEIJING, August 23, 2018 – Puxin Limited (NYSE: NEW) (“Puxin” or the “Company”), a successful consolidator of the after-school education industry in China, today announced its unaudited financial results for the second quarter ended June 30, 2018.

Second Quarter 2018 Financial and Operational Highlights

•	Net revenues reached RMB531.3 million (US$80.3 million), representing an increase of 123.2% from the second quarter of 2017.
•	Operating loss was RMB86.1 million, an increase of 105.2% from RMB41.9 million in the same period of the prior year.
•	Adjusted operating loss[1] was RMB61.0 million, an increase of 105.1% from RMB29.7 million in the same period of the prior year.
•	Net loss attributable to Puxin Limited was RMB188.4 million (US$28.5 million), an increase of 347.3% from RMB42.1 million in the second quarter of 2017.
•	Adjusted net loss attributable to Puxin Limited[2] increased by 136.9% to RMB70.9 million from RMB29.9 million in the same period of the prior year.
•	Cash and cash equivalents was RMB941.3 million (US$142.3 million), compared with RMB164.7 million as of December 31, 2017.
•	Student enrollments increased by 42.5% to 519,962 from 364,939 in the second quarter of 2017.

Yunlong Sha, Chairman and Chief executive officer of Puxin, commented, “We are pleased to report strong growth in both top line revenues and student enrollments in the second quarter. The increases were mainly generated by our K-12 tutoring services and study-abroad test preparation services. In addition, it is particularly encouraging that we were able to achieve such growth at the same time as we integrated and restructured a number of newly acquired schools, which obviously shows that our Puxin Business System3 effectively improves the organic growth capacity of the Group. The experiences that we accumulate in practice make the system more efficient and effective, which in turn strengthens the overall integration ability of our business.”

Financial Results for the Second Quarter of 2018

Net Revenues

Net revenues increased by 123.2% to RMB531.3 million (US$80.3 million) from RMB238.0 million in the second quarter of 2017. This increase was primarily driven by increases in student enrollments. Student enrollments increased by 42.5% from 364,939 in the second quarter of 2017 to 519,962 in the same period of 2018.

On January 1, 2018, the Company adopted the modified retrospective method of FASB Accounting Standards Codification (ASC) Topic 606 (“Topic 606”), which relates to revenue from contracts with customers. Results for reporting periods beginning after January 1, 2018 are presented under Topic 606, while prior period amounts are not adjusted and continue to be reported under the accounting standards in effect for the prior period.

1 Adjusted operating loss is a non-GAAP financial measure, which is defined as operating loss excluding share-based compensation expenses. See “Use of Non-GAAP Financial Measures” and “Reconciliations of GAAP and non-GAAP results” elsewhere in this earnings release.

2 Adjusted net loss attributable to Puxin Limited is a non-GAAP financial measure, which is defined as net loss attributable to Puxin Limited excluding share-based compensation expenses and loss on changes in fair value of convertible notes, derivative liabilities and warrants. See “Use of Non-GAAP Financial Measures” and “Reconciliations of GAAP and non-GAAP results” elsewhere in this earnings release.

3 Puxin Business System ("PBS") is designed in-house by our core management team reflecting over 15 years of accumulated management experience in China’s education industry. PBS incorporates the best practices of operating after-school learning centers in a standard, common collection of business processes and process improvement methodologies. It covers over 3,000 management processes and we use PBS tools to analyze schools' growth potential and formulate improvement plans.

Cost of Revenues

Cost of revenues increased by 103.9% to RMB288.6 million (US$43.6 million) from RMB141.5 million for the same period in 2017, primarily due to an increase in rental costs and teacher compensation. Non-GAAP cost of revenues, which excluded share-based compensation expenses, increased by 102.7% to RMB286.3 million from RMB141.2 million in the second quarter of fiscal year 2017.

Gross Profit and Gross Margin

Gross profit was RMB242.7 million (US$36.7 million), an increase of 151.5% from RMB96.5 million during the same period in 2017. Gross margin was 45.7%, compared with 40.5% for the same period in 2017.

Operating Expenses

Total operating expenses increased by 137.5% to RMB328.8 million (US$49.7 million)  from RMB138.5 million in the second quarter of 2017.

Selling expenses increased by 188.9% to RMB210.0 million (US$31.7 million)  from RMB72.7 million in the second quarter of 2017. Non-GAAP selling and marketing expenses, which excludes share-based compensation expenses, increased by 180.3% to RMB 201.6 million from RMB71.9 million in the second quarter of fiscal year 2017. The increase of selling and marketing expenses was primarily due to increases in brand promotion expenses and selling and marketing staff compensation.

General and administrative expenses were RMB118.7 million (US$17.9 million), representing an increase of 80.6% from RMB65.8 million for the same period in 2017. Non-GAAP general and administrative expenses, which excludes share-based compensation expenses, increased by 91.1% to RMB104.4 million from RMB54.6 million in the second quarter of fiscal year 2017.

Total share-based compensation expenses allocated to the related operating costs and expenses increased by 105.3% to RMB25.1 million from RMB12.2 million in the same period of fiscal year 2017. The increase was mainly due to new grants of options to employees by the Company in fiscal year 2018.

Operating Loss and Operating Margin

Operating loss increased by 105.2% to RMB86.1 million (US$13.0 million)  from RMB41.9 million in the second quarter of 2017.

Operating margin was -16.2% in the second quarter of 2018, which compares with -17.6% for the same period in 2017.

Non-GAAP operating margin, which excludes share-based compensation expenses, was -11.5%, compared with -12.5% in the same period of the prior fiscal year.

Net Loss

Net loss attributable to Puxin Limited was RMB188.4 million (US$28.5 million), which compares with a net loss attributable to Puxin Limited of RMB42.1 million during the second quarter of 2017. Basic and diluted net loss per ADS attributable to Puxin Limited were RMB2.88 (US$0.44), compared with basic and diluted net loss per ADS attributable to Puxin Limited of RMB0.84 during the same period last year.

Non-GAAP net loss attributable to Puxin Limited was RMB 70.9 million (US$10.7 million) compared with non-GAAP net loss attributable to Puxin Limited of RMB 29.9 million during the same period of last year. Non-GAAP basic and diluted net loss per ADS attributable to Puxin Limited were RMB1.09 (US$0.16), compared with non-GAAP basic and diluted net loss per ADS attributable to Puxin Limited of RMB0.60 during the same period last year.

Cash and cash equivalents

As of June 30, 2018, the Company had total cash and cash equivalents of RMB941.3 million (US$142.3 million), compared with RMB164.7 million as of December 31, 2017.

Conference Call Information

Puxin’s management team will hold a conference call on August 23, 2018 at 8:00 AM U.S. Eastern Time (or 8:00 PM on the same day, Beijing/Hong Kong Time) following the quarterly results announcement. Participants may access the call by dialing the following numbers:

International:	+1-412-902-4272
China:	4001-201203
US:	+1-888-346-8982
Hong Kong:	+852-301-84992
Passcode:	Puxin

Please dial in 10 minutes before the call is scheduled to begin. When prompted, ask to be connected to the Puxin Limited Call. Participants will be required to state their name and company upon entering the call.

A replay of the conference call will be accessible two hours after the conclusion of the conference call through August 30, 2018 by dialing the following numbers:

International:	+1-412-317-0088
US:	+1-877-344-7529
Passcode:	10123296

A live webcast and archive of the conference call will be available on the Investor Relations section of Puxin’s website at http://ir.pxjy.com/.

Exchange Rate

The Company’s business is primarily conducted in China and all of the revenues are denominated in Renminbi (“RMB”). This announcement contains translations of certain RMB amounts into U.S. dollars (“USD”) at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to USD are made at the rate of RMB6.6171 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on June 29, 2018. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on June 29, 2018, or at any other rate.

Use of Non-GAAP Financial Measures

To supplement the Company’s financial results presented in accordance with U.S. GAAP, the Company also uses non-GAAP financial measures, including adjusted operating loss, adjusted net loss attributable to Puxin Limited, basic and adjusted diluted net loss per ADS attributable to Puxin Limited, as supplemental measures to review and assess the Company’s operating performance. Adjusted operating loss is defined as operating loss excluding share-based compensation expenses; adjusted net loss attributable to Puxin Limited is defined as net loss attributable to Puxin Limited excluding share-based compensation expenses, loss on changes in fair value of convertible notes, derivative liabilities and warrants and loss on extinguishment of convertible notes; and adjusted basic and diluted net loss per ADS attributable to Puxin Limited are defined as basic and diluted net loss per ADS attributable to Puxin Limited excluding share-based compensation expenses, loss on changes in fair value of convertible notes, derivative liabilities and warrants and loss on extinguishment of convertible notes.

The Company believes that these non-GAAP financial measures provide useful information about the Company’s operating results, enhance the overall understanding of the Company’s past performance and future prospects and allow for greater visibility with respect to key metrics used by the Company’s management in its financial and operational decision-making.

Non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. These non-GAAP financial measures have limitations as analytical tools, and when assessing the Company’s operating performance, investors should not consider them in isolation. In addition, calculations of this non-GAAP financial information may be different from calculations used by other companies, and therefore comparability may be limited.

The Company mitigates these limitations by reconciling the non-GAAP financial measures to the most comparable U.S. GAAP performance measures, all of which should be considered when evaluating our performance.

For more information on this non-GAAP financial measure, please see the table captioned “Reconciliations of GAAP and non-GAAP results” set forth at the end of this press release.

Safe Harbor Statement

This press release contains forward-looking statements made under the “safe harbor” provisions of Section 21E of the Securities Exchange Act of 1934, as amended, and the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will”, “expects”, “anticipates”, “future”, “intends”, “plans”, “believes”, “estimates”, “confident” and similar statements. The Company may also make written or oral forward-looking statements in its reports filed with or furnished to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements that involve factors, risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Such factors and risks include, but not limited to the following: its goals and strategies, its ability to achieve and maintain profitability, its ability to attract and retain students to enroll in its courses, its ability to effectively manage its business expansion and successfully integrate businesses it acquired, its ability to identify or pursue targets for acquisitions, its ability to compete effectively against its competitors, its ability to improve the content of its existing courses or to develop new courses, and relevant government policies and regulations relating to the Company’s corporate structure, business and industry. Further information regarding these and other risks is included in the Company’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is current as of the date of the press release, and the Company does not undertake any obligation to update such information, except as required under applicable law.

About Puxin Limited

Puxin Limited (“Puxin” or the “Company”) is a successful consolidator of the after-school education industry in China. Puxin has a strong acquisition and integration expertise to effectively improve education quality and operational performance of acquired schools. Puxin offers a full spectrum of K-12 and study-abroad tutoring programs designed to help students achieve academic excellence, as well as prepare for admission tests and applications for top schools, universities and graduate programs in China and other countries. The Company has developed a business model effectively combining strategic acquisitions and organic growth achieved through successful post-acquisition integration, which has differentiated the Company from other after-school education service providers in China. For more information, please visit http://www.pxjy.com/.

Contacts

Puxin Limited

Phone: +86-10-6269-8930

E-mail: ir@pxjy.com

Christensen

In China

Mr. Christian Arnell

Phone: +86-10-5900-1548

E-mail: carnell@christensenir.com

In US

Ms. Linda Bergkamp

Phone: +1-480-614-3004

Email: lbergkamp@christensenir.com

PUXIN LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands of RMB and USD, except for share, per share and per ADS data)

	As of December 31,	As of June 30,
	2017	2018	2018
	RMB	RMB	USD

ASSETS
Current assets
Cash and cash equivalents	164,684	941,347	142,260
Inventories	10,408	8,733	1,320
Prepaid expenses and other current assets	132,473	170,416	25,754
Amounts due from related parties	113	-	-

Total current assets	307,678	1,120,496	169,334

Non-current assets
Restricted cash	24,478	34,546	5,221
Property, plant and equipment, net	221,212	238,802	36,089
Intangible assets	243,927	227,824	34,430
Goodwill	1,152,913	1,151,954	174,087
Deferred tax assets	3,012	7,305	1,104
Rental deposit	55,173	61,561	9,303

TOTAL ASSETS	2,008,393	2,842,488	429,568

LIABILITIES
Current liabilities
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated VIE without recourse to the Group of RMB345,100 and RMB427,456 as of December 31, 2017 and June 30, 2018, respectively)	350,446	463,744	70,084
Income tax payable of the consolidated VIE without recourse to the Group	10,022	7,770	1,174
Deferred revenue, current portion (including deferred revenue, current portion of the consolidated VIE without recourse to the Group of RMB906,480 and RMB751,787 as of December 31, 2017 and June 30, 2018, respectively)	906,480	764,160	115,483
Amounts due to related parties (including amounts due to related parties of the consolidated VIE without recourse to the Group of RMB3,836 and RMB27,926 as of December 31, 2017 and June 30, 2018, respectively)	3,836	207,926	31,423
Bank borrowing of the consolidated VIE without recourse to the Group	-	37,773	5,708
Promissory notes, current portion of the consolidated VIE without recourse to the Group	-	193,400	29,227

Total current liabilities	1,270,784	1,674,773	253,099

PUXIN LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands of RMB and USD, except for share, per share and per ADS data)

	As of December 31,	As of June 30,
	2017	2018	2018
	RMB	RMB	USD

Non-current liabilities
Deferred revenue, non-current portion of the consolidated VIE without recourse to the Group	128,890	130,346	19,698
Deferred tax liabilities of the consolidated VIE without recourse to the Group	77,580	73,454	11,101
Franchise deposits of the consolidated VIE without recourse to the Group	3,856	1,091	165
Convertible notes (including convertible notes of the consolidated VIE without recourse to the Group of RMB150,200 and RMB nil as of December 31, 2017 and June 30, 2018, respectively)	499,192	-	-
Promissory note, non-current portion (including promissory note, non-current portion of the consolidated VIE without recourse to the Group of RMB nil and RMB nil as of December 31, 2017 and June 30, 2018, respectively)	162,658	165,428	25,000
Derivative liabilities (including derivative liabilities of the consolidated VIE without recourse to the Group of RMB nil and RMB nil as of December 31, 2017 and June 30, 2018, respectively)	18,218	27,130	4,100
Warrant (including warrant of the consolidated VIE without recourse to the Group of RMB nil and RMB nil as of December 31, 2017 and June 30, 2018, respectively)	-	20,400	3,083

TOTAL LIABILITIES	2,161,178	2,092,622	316,246

PUXIN LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS - continued

(In thousands of RMB and USD, except for share, per share and per ADS data)

	As of December 31,	As of June 30,
	2017	2018	2018
	RMB	RMB	USD

Commitments and Contingencies
MEZZANINE EQUITY
Convertible redeemable preferred shares	120,000	-	-

SHAREHOLDERS’ DEFICIT
Ordinary shares (par value of USD0.00005 per share; 100,000,000 and 1,000,000,000 shares authorized, 100,000,000 and 180,560,000 shares issued and 100,000,000 and 155,256,276 shares outstanding as of December 31, 2017 and June 30, 2018, respectively)	34	59	9
Additional paid-in capital	391,099	1,894,134	286,248
Accumulated other comprehensive income	15,718	30,433	4,599
Accumulated deficit	(679,613)	(1,174,731)	(177,530)

Total Puxin Limited shareholders’ deficit	(272,762)	749,895	113,326
Non-controlling interest	(23)	(29)	(4)

TOTAL SHAREHOLDERS’ DEFICIT	(272,785)	749,866	113,322

TOTAL LIABILITIES, MEZZANINE EQUITY AND TOTAL SHAREHOLDERS’ DEFICIT	2,008,393	2,842,488	429,568

PUXIN LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands of RMB and USD, except for share, per share and per ADS data)

	For the three months ended June 30,
	2017	2018	2018
	RMB	RMB	USD

Net revenues	238,047	531,304	80,293
Cost of revenues (including share-based compensation expenses of RMB295 and RMB2,276 for the three months ended June 30, 2017 and 2018, respectively)	141,535	288,582	43,612

Gross profit	96,512	242,722	36,681

Operating expenses:
Selling expenses (including share-based compensation expenses of RMB769 and RMB8,411 for the three months ended June 30, 2017 and 2018, respectively)	72,686	210,025	31,740
General and administrative expenses (including share-based compensation expenses of RMB11,139 and RMB14,369 for the three months ended June 30, 2017 and 2018, respectively)	65,769	118,747	17,944

Total operating expenses	138,455	328,772	49,684

Operating loss	(41,943)	(86,050)	(13,003)

Interest expense	-	12,606	1,905
Interest income	110	181	27
Loss on changes in fair value of convertible notes, derivative liabilities and warrants	-	92,485	13,977
Gain on disposal of subsidiary	-	93	14

Loss before income taxes	(41,833)	(190,867)	(28,844)
Income tax expenses (benefits)	258	(2,476)	(374)

Net loss	(42,091)	(188,391)	(28,470)
Less: Net loss attributable to non-controlling interest	31	19	3

Net loss attributable to Puxin Limited	(42,122)	(188,410)	(28,473)

Net loss per share attributable to Puxin Limited Basic and diluted	(0.42)	(1.44)	(0.22)
Net loss per ADS attributable to Puxin Limited Basic and diluted	(0.84)	(2.88)	(0.44)

Weighted average shares used in calculating basic and diluted net loss per share	99,730,436	130,533,721	130,533,721

Note: Each ADS represents two ordinary shares.

PUXIN LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(In thousands of RMB and USD)

	For the three months ended June 30,
	2017	2018	2018
	RMB	RMB	USD

Net loss	(42,091)	(188,391)	(28,470)

Other comprehensive loss net of tax: Change in cumulative foreign currency translation adjustments	-	(4,557)	(689)

Total comprehensive loss	(42,091)	(192,948)	(29,159)

Less: comprehensive income attributable to non-controlling interest	31	19	3
Total comprehensive loss attributable to Puxin Limited	(42,122)	(192,967)	(29,162)

PUXIN LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands of RMB and USD, except for share, per share and per ADS data)

	For the six months ended June 30,
	2017	2018	2018
	RMB	RMB	USD

Net revenues	436,250	1,027,012	155,206
Cost of revenues (including share-based compensation expenses of RMB340 and RMB3,252 for the six months ended June 30, 2017 and 2018, respectively)	261,610	562,040	84,938

Gross profit	174,640	464,972	70,268

Operating expenses:
Selling expenses (including share-based compensation expenses of RMB1,296 and RMB10,647 for the six months ended June 30, 2017 and 2018, respectively)	127,606	374,672	56,622
General and administrative expenses (including share-based compensation expenses of RMB19,759 and RMB296,571 for the six months ended June 30, 2017 and 2018, respectively)	119,946	502,120	75,882

Total operating expenses	247,552	876,792	132,504

Operating loss	(72,912)	(411,820)	(62,236)

Interest expense	-	17,646	2,667
Interest income	456	284	43
Loss on changes in fair value of convertible notes, derivative liabilities and warrants	-	116,150	17,553
Loss on extinguishment of convertible notes	-	900	136
Gain on disposal of subsidiary	-	93	14

Loss before income taxes	(72,456)	(546,139)	(82,535)
Income tax expenses (benefits)	447	(2,699)	(408)

Net loss	(72,903)	(543,440)	(82,127)
Less: Net loss attributable to non-controlling interest	15	(6)	(1)

Net loss attributable to Puxin Limited	(72,918)	(543,434)	(82,126)

Net loss per share attributable to Puxin Limited Basic and diluted	(0.73)	(4.40)	(0.67)
Net loss per ADS attributable to Puxin Limited Basic and diluted	(1.46)	(8.80)	(1.34)

Weighted average shares used in calculating basic and diluted net loss per share	99,548,637	123,488,289	123,488,289

Note: Each ADS represents two ordinary shares.

PUXIN LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(In thousands of RMB and USD)

	For the six months ended June 30,
	2017	2018	2018
	RMB	RMB	USD

Net loss	(72,903)	(543,440)	(82,127)

Other comprehensive income, net of tax: Change in cumulative foreign currency translation adjustments	-	14,715	2,224

Total comprehensive loss	(72,903)	(528,725)	(79,903)

Less: comprehensive income (loss) attributable to non-controlling interest	15	(6)	(1)
Total comprehensive loss attributable to Puxin Limited	(72,918)	(528,719)	(79,902)

PUXIN LIMITED

RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS

(In thousands of RMB and USD, except for share, per share and per ADS data)

	For the three months ended June 30,
	2017	2018	2018
	RMB	RMB	USD

Operating loss	(41,943)	(86,050)	(13,003)
Add: Share-based compensation expenses	12,203	25,056	3,787

Adjusted operating loss	(29,740)	(60,994)	(9,216)

Net loss attributable to Puxin Limited	(42,122)	(188,410)	(28,473)
Add: Share-based compensation expense	12,203	25,056	3,787
Add: Loss on changes in fair value of convertible notes, derivative liabilities and warrants	-	92,485	13,977

Adjusted net loss attributable to Puxin Limited	(29,919)	(70,869)	(10,709)

Net loss per ADS attributable to Puxin Limited - Basic and diluted	(0.84)	(2.88)	(0.44)

Adjusted net loss per ADS attributable to Puxin Limited - Basic and diluted	(0.60)	(1.09)	(0.16)

Weighted average shares used in calculating basic and diluted net loss per share	99,730,436	130,533,721	130,533,721

Note: Each ADS represents two ordinary shares.

PUXIN LIMITED

RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS

(In thousands of RMB and USD, except for share, per share and per ADS data)

	For the six months ended June 30,
	2017	2018	2018
	RMB	RMB	USD

Operating loss	(72,912)	(411,820)	(62,236)
Add: Share-based compensation expenses	21,395	310,470	46,919

Adjusted operating loss	(51,517)	(101,350)	(15,317)

Net loss attributable to Puxin Limited	(72,918)	(543,434)	(82,126)
Add: Share-based compensation expense	21,395	310,470	46,919
Add: Loss on changes in fair value of convertible notes, derivative liabilities and warrants	-	116,150	17,553
Add: Loss on extinguishment of convertible notes	-	900	136

Adjusted net loss attributable to Puxin Limited	(51,523)	(115,914)	(17,518)

Net loss per ADS attributable to Puxin Limited - Basic and diluted	(1.46)	(8.80)	(1.34)

Adjusted net loss per ADS attributable to Puxin Limited - Basic and diluted	(1.04)	(1.88)	(0.28)

Weighted average shares used in calculating basic and diluted net loss per share	99,548,637	123,488,289	123,488,289

Note: Each ADS represents two ordinary shares.